

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Julio Murillo
Chief Executive Officer
Neolara Corp.
Contiguo a la Guardia de Asistencia Rural
San Vito, Coto Brus
Puntarenas, 60801, Costa Rica

   Re: Neolara Corp.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed November 16, 2022
    File No. 333-267330

Dear Julio Murillo:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022, letter.

Amendment no. 2 to Registration Statement on Form S-1

General

1. We note your response to comment 1 and reissue our comment. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. We note that you have only one employee, you do not possess a patent for the "special concrete," and will not for at least two years, and that you do not have any agreements in place for supplies, a factory, or contractors. We also note that you have not paid for the Futureproof Eco Solutions business, which also does not appear to have operations. Further, to the extent you are not able to secure the funds to purchase Futureproof Eco Solutions within 365 days, it appears that the agreement, along

with the patent that this entity may hold in the future, would be null and void. These factors continue to suggest that your operations are more commensurate in scope with a shell company than a start-up company. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

2. We note your response to comment 2 of our letter and reissue. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with no operations and whose only asset is a "business acquisition" for which you have not paid and for which your disclosure indicates no plan to pay, and which also does not appear to have operations. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

General Information about Our Company, page 1

3. We note your response to comment 3 of our letter. We note your disclosure that you have contacted two companies for future negotiations to possibly produce the concrete. Please clarify the steps you have taken to determine whether these entities have the proper equipment and clarify the status of your negotiations. Please advise if you have entered into an agreement with either or both, and file the agreements in accordance with Item 601(b)(10) of Regulation S-K. Further, please disclose the terms of these agreements as appropriate. To the extent you have not entered into an agreement or taken steps to determine the ability of these entities to produce your concrete, please clearly state this, and clarify that, ultimately, you may not be able to find an entity to form the concrete and add risk factor disclosure as appropriate.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mont E. Tanner, Esq.